COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233





File Number: 82.2994

13 August 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY

ASX Listing Rule 4.2A.3


SECTION

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Australian Stock Exchange Listing Rules Disclosure

Half Year Report

For the period ended 27 June 2003

Contents **Page**

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

Coca-Cola Amatil is the largest bottler of non-alcoholic beverages in the Asia Pacific region. It operates in six countries – Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia – employs 16,000 people (including Neverfail) and has access to 283 million consumers through 600,000 active customers.

CCA will host a presentation to analysts and media on 13th August 2003 at 2.30pm, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:

Analysts – Peter Steel	+61 2 9259 6553
Media – Alec Wagstaff	+61 2 9259 6571

ASX Listing Rule 4.2A.3

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Half Year Report

For the period ended 27 June 2003
compared to prior half year period ended 28 June 2002

Results for announcement to the market

Group Results				
Revenue from sales of beverages ($M)	down	0.4%	to	1,605.7
Revenue from ordinary activities [a] ($M)	down	2.9%	to	1,698.0
Earnings before interest, tax and significant items[b] ($M)	**up**	**12.8%**	to	**216.2**
EBIT margin on revenue from sales of beverages	up	1.6 points	to	13.5%
Earnings before interest and tax ($M)	up	12.7%	to	216.2
Profit from ordinary activities after tax attributable to members (before significant items)[b] ($M)	**up**	**19.7%**	to	**109.5**
Profit from ordinary activities after tax attributable to members ($M)	up	16.2%	to	109.5
Net profit for the period attributable to members ($M)	**up**	**16.2%**	to	**109.5**

(a) The prior half year figure includes proceeds from sale of major South Korean properties identified as significant items of $62.0M.

(b) Significant items for the prior half year figures include the following –

	$M
Profit from sale of major South Korean properties	15.2
Redundancy and restructuring expenses	(15.0)
Significant items before tax	0.2
Tax benefit	2.5
Significant items after tax	2.7

Group Ratios				
Earnings per share[c]	**up**	**15.3%**	to	**15.8¢**
Return on average capital employed	**up**	**1.6 points**	to	**9.3%**
Net debt to book equity	down	3.6 points	to	53.3%
Capital expenditure to revenue from sales of beverages	up	1.0 points	to	3.4%
EBIT interest cover	up	0.8 times	to	3.8 times

(c) Earnings per share based on weighted average shares of 693.6 million for 2003 half year and 687.2 million for 2002 half year.

Dividends	Amount per security	Franked amount per security at 30% tax rate
Interim dividend	**10.0¢**	**5.0¢**
Previous corresponding period	8.0¢	4.0¢
The record date for determining entitlements to the interim dividend	**Friday, 29 August 2003**	

Half Year Commentary
For the half year ended 27 June 2003 13 August 2003

Highlights of Half Year Results

- **Coca-Cola Amatil delivered an excellent result in first half 2003, continuing to exceed its three year management targets:**
  - **Net profit** increased by 16.2% to $109.5 million.
  - **Earnings per share** increased by 15.3% to 15.8 cents.
  - **Return on capital employed**[1] increased by 1.6 percentage points to 9.3%.
  - **Free cash flow** generation continued at strong levels of $74.4 million.
- **EBIT (before significant items) grew by a strong 12.8% with record growth in Australia and New Zealand offsetting the difficult trading conditions in South Korea and Indonesia:**
  - **Australia** achieved record EBIT growth (before significant items) of 24.3% (up $31.8 million) from a combination of increased revenue through good volume growth and higher revenue per case, lower cost of raw materials and further reductions in operating costs.
  - **Oceania's** EBIT grew by a record 32.3% (up $9.4 million), led by New Zealand. The region continues to outperform with excellent volume, revenue and EBIT growth. New Zealand has had strong core brand sales, and has achieved higher than anticipated synergies from the Rio Beverages acquisition.
  - **South Korea** continued to experience poor consumer confidence with CCA focussing on profitable sales execution and further cost reduction initiatives. EBIT (before significant items) declined by $10.7 million in first half 2003.
  - **Indonesia's** operational conditions also remained difficult as CCA seeks to improve its margin structure. EBIT declined by $4.3 million in first half 2003.
- **Dividends per share increased by 25.0% to 10 cents (partly franked to 50%).**

Coca-Cola Amatil's Managing Director, Terry Davis, said "The priority for CCA continues to be the increase in shareholder returns. The progress in the first half 2003 has been significant and for the first time Australia, New Zealand and Fiji (which account for 70% of CCA's capital employed) all met their respective pre-tax cost of capital (12 months to 27 June 2003). A strong platform has been created to continue to increase returns, notwithstanding the difficult trading conditions currently being experienced in the Asian markets."

"It is also pleasing that CCA has exceeded its three year management targets (communicated to the market in December 2001), with net profit increasing by 16.2%, earnings per share increasing by 15.3% and return on capital employed rising by 1.6 percentage points to 9.3%."

---

1. Return on capital employed is the EBIT for 12 months to 27 June 2003 divided by the average of the opening and closing capital employed over that period.

"This excellent result was achieved on revenue of $1.6 billion, with volume of 277.6 million unit cases[2] and improved pricing (in local currency terms) in every major market, except South Korea. CCA remains focused on profitable revenue generation and continues to reduce its exposure to low margin products and programs. The ability of our business to consistently generate free cash flow[3] was once again a highlight with free cash flow at $74.4 million. Capital expenditure was again at low levels (3.4% of revenue), however this did not restrict CCA's capacity to profitably grow the business," he added.

Other Expenses
Other expenses (principally the corporate centre) were $13.7 million in first half 2003, an increase of $1.6 million from the prior comparable period principally from higher superannuation costs.

Interest and Taxation
CCA's net borrowing expense fell by 12.7% to $56.6 million due to lower debt levels following the strong free cash flow generated and asset sales in 2002. Net interest expense is expected to be higher in the second half 2003, compared to first half 2003, due to the debt funded acquisitions of Neverfail Springwater Limited (Neverfail) and Peats Ridge Springs (Peats Ridge). Gearing was reduced from 56.9% at 28 June 2002 to 53.3% as at 27 June 2003.

The average taxation rate for the Group increased from 26.1% to 31.6%. The increase primarily reflects the lower proportion of CCA's earnings generated by South Korea in first half 2003 versus the prior comparable period. CCA currently has a nil income tax expense for its South Korean earnings.

CCA's Board has continued to review the status of a number of tax audits being undertaken by the relevant authorities in each of CCA's countries. The Australian Taxation Office (ATO) in February 2003 advised that it intended to issue CCA an amended assessment relating to a transaction that was part of the June 1998 demerger of its European businesses. No amended assessment has been issued as yet and CCA has obtained extensive legal, tax and accounting advice and regards its tax treatment as correct. Therefore, CCA will pursue all necessary avenues of objection and appeal. As previously indicated, this may result in additional primary company tax of between $40 million and $50 million plus penalties and interest. Resolution of the tax audit is likely to take some time.

2. A unit case is the equivalent of twenty-four 8oz serves or 5.678 litres.
3. Free cash flow is cash flow generated by the business which is available for return to shareholders and/or repayment of debt calculated as cash flow from operating activities less investment in infrastructure.

Half Year Commentary
For the half year ended 27 June 2003 13 August 2003

Free Cash Flow
CCA continued to generate strong positive free cash flow of $74.4 million for the first half 2003. This compares to the $154.8 million generated in first half 2002. At 27 June 2003 CCA recorded higher trade debtors, versus a year ago, principally due to lower cash receipts from customers from the earlier closing of the accounting records on 27 June 2003. Approximately $60 million of cash was subsequently received in the remaining few days in June 2003.

The additional taxation payments of $27.4 million in first half 2003 principally arose from the final instalment for the December 2002 tax year which included $11.6 million tax payable on the sale of CCA's PET manufacturing assets.

Capital Expenditure
Capital expenditure in first half 2003 was $55.3 million representing a ratio to revenue of 3.4%. The expenditure reflects further investments in revenue generating assets, particularly cold drink coolers in Australia. CCA remains focused on improving its return on capital employed by ensuring that the bulk of capital is allocated to revenue generating assets.

Interim Dividend
Reflecting CCA's commitment to improve overall shareholder returns, the interim dividend has been increased by 25% to 10 cents per share. The interim dividend (partly franked to 5 cents per share, at the 30% corporate tax rate) has been declared and will be paid on 30 September 2003. The 2002 interim dividend was 8 cents per share (partly franked to 4 cents per share, at the 30% corporate tax rate). The Record Date for determining dividend entitlements is 29 August 2003.

Outlook for 2003
Full year 2003 EBIT growth is expected to be double-digit in Australia and Oceania. However, the second half 2003 EBIT growth in Australia and Oceania is expected to be lower than the record first half growth as these businesses cycle the successful second half 2002 launches of Vanilla Coke and diet Coke with lemon, and the excellent summer trading experienced in that half.

With poor consumer confidence in South Korea continuing in July, EBIT in the second half of 2003 is expected to be below the prior comparable period (in Australian dollars and local currency). CCA continues to address the cost structure in South Korea and has implemented a further early retirement plan in the first half and continues to focus on achieving lower raw material costs and indirect expense savings.

In Indonesia, CCA continues to experience the impact of low levels of consumer confidence. EBIT in second half 2003 is expected to be in line with the first half 2003. The strategy of price realisation, rather than chasing low margin volume growth, will improve Indonesia's medium term margins and provide a better platform for growth once economic conditions improve.

Based on current trading conditions in each market, CCA expects second half 2003 net profit to grow double digit over the prior comparable period. The strong outlook for Australia and New Zealand provides CCA with confidence that it can deliver on the 2003 full year earnings

targets of 10% to 15% net profit growth, 12% to 15% earnings per share growth and 1 point to 1.5 percentage points improvement in return on capital employed.

Acquisitions

CCA has previously announced the intention to acquire businesses within existing territories that expand its beverage portfolio. In 2003 CCA has undertaken the following:

- Neverfail – CCA's takeover offer of $2.35 per share closed on 30 July 2003 with CCA holding 90.03% of Neverfail's shares. CCA will now proceed to compulsory acquisition of the outstanding Neverfail shares. A strategic review of Neverfail's operations is currently being undertaken and it is expected that the Neverfail brands will be sold to The Coca-Cola Company (TCCC). Any sale of the brands will be based on TCCC's investment in Neverfail (approximately $30 million), representing approximately 10% of Neverfail's enterprise value and, therefore, TCCC being entitled to approximately 10% of Neverfail's future profits.

- Peats Ridge – CCA completed the acquisition of Peats Ridge on 18 July 2003. Peats Ridge provides CCA entry into the bulk packaged water (greater than 3 litres) segment; a water segment representing 14% of total water sales in Australia (including the home office delivery market). Peats Ridge is the joint market leader in the bulk packaged water segment, with a 20% share of that segment. This bolt-on acquisition increases CCA's water bottling capacity by over 50%, in time for the critical summer period later this year.

- Berri Limited (Berri) – On 3 July 2003, CCA advised that it had approached the Australian Competition and Consumer Commission (ACCC) to seek a view on a possible acquisition of Berri by CCA. As part of its normal review process, the ACCC advised that it wished to conduct market enquires to assist in its considerations and the enquires are continuing. Discussions with representatives of Berri and physical due diligence have been continuing, however, at this time no agreement has been reached.

Half Year Commentary
For the half year ended 27 June 2003

13 August 2003

Operational Review of Performance

Australia

	H1 2003	H1 2002	*Change*
Revenue from sales of beverages ($ million)	**871.1**	817.4	*6.6%*
Revenue per unit case	$6.38	$6.23	*2.4%*
Sales Volume (million unit cases)	136.5	131.1	*4.1%*
EBIT, before significant items* ($ million)	**162.5**	130.7	*24.3%*
EBIT Margin, before significant items	**18.7%**	16.0%	*2.7pts*
EBIT * ($ million)	**162.5**	124.4	*30.6%*
Capital Expenditure to Revenue	**4.4%**	1.1%	

* significant item of $6.3 million loss relating to redundancy costs recorded in first half 2002

The Australian business reported a record EBIT growth of 24.3% (up $31.8 million) through good volume growth of 4.1%, higher revenue per case, lower cost of raw materials and further reductions in operating costs. Australia's 6.6% revenue growth reflected:

- carbonated soft drinks recording an excellent 6% growth in revenue, assisted by the launches of Vanilla Coke (October 2002) and Diet Coke with Vanilla (June 2003) and new packaging (Diet Coke silver bottle and Fanta splash bottle). Revenue from non-carbonated brands increased by 11.5% in first half 2003 led by water and sports drinks;
- the Supermarkets and Convenience & Leisure channels recording strong revenue growth of 4.5% and 8.5% respectively;
- excellent volume growth in the immediate consumption packages (390mL, 600mL and 1.5L) supported by the placement of approximately 5,000 cold drink coolers in the first half (resulting in almost 10% more coolers in the market than a year ago); and
- retailer pricing at supermarkets has been more competitive in the first half as our main carbonated soft drink competitor seeks to recover, through price promotions, share lost in the second half of 2002. Despite this, CCA's share of carbonated soft drinks improved in the half over the same period in 2002.

The very strong EBIT margin in first half 2003 arose through pricing growth, raw material savings (principally PET resin savings) and generally strong cost control. The business gained the full benefit of the cost reduction initiatives (principally headcount reduction resulting in an almost 5% lower headcount at June 2003 versus June 2002) implemented in second quarter 2002.

Half Year Commentary
For the half year ended 27 June 2003 13 August 2003

Oceania (New Zealand, Papua New Guinea, Fiji)

	H1 2003	H1 2002	*Change*
Revenue from sales of beverages ($ million)	**234.7**	183.9	*27.6%*
Revenue per unit case	$6.34	$5.56	*14.0%*
Sales Volume (million unit cases)	37.0	33.1	*11.8%*
EBIT ($ million)	**38.5**	29.1	*32.3%*
EBIT Margin	**16.4%**	15.8%	*0.6pts*
Capital Expenditure to Revenue	**3.6%**	3.4%	

Oceania's EBIT grew by a record 32.3%, led by New Zealand. The region continues to outperform with excellent volume, revenue and EBIT growth despite the difficult trading conditions in Papua New Guinea (PNG). The excellent 27.6% growth in revenue for the first half arose from:

- strong core brand sales in New Zealand, with carbonated soft drinks recording 9% growth in revenue, in local currency terms, over the prior comparable period;
- over $20 million of additional revenue in the first half from the Rio Beverages acquisition. This additional revenue was principally from the Rio brands of Keri juice, e2 and Kiwi Blue brands. The core New Zealand business, excluding the Rio acquisition, recorded an impressive 11.1% revenue growth (in local currency terms); and
- 9.3% pricing growth in Oceania (in local currency equivalents), led by New Zealand with a 7.4% revenue per case increase.

The outstanding result in New Zealand has been achieved through continued innovation in our sales and marketing programs delivering volume and pricing growth in both the supermarket and immediate consumption channels.

The improved EBIT margin was achieved despite a 20% increase in PNG's cost of goods sold per unit case, in local currency terms. The decline in the PNG Kina caused a dramatic increase in costs in that country. The cost synergies arising from the Rio Beverages acquisition have exceeded the pre-acquisition forecasts with gains made in cost of goods sold, labour and other expenses.

South Korea

	H1 2003	H1 2002	*Change*
Revenue from sales of beverages ($ million)	**335.8**	432.1	*(22.3)%*
Revenue per unit case	$5.25	$5.75	*(8.7)%*
Sales Volume (million unit cases)	64.0	75.1	*(14.8)%*
EBIT, before significant items* ($ million)	**23.9**	34.6	*(30.9)%*
EBIT Margin, before significant items	**7.1%**	8.0%	*(0.9)pts*
EBIT * ($ million)	**23.9**	44.1	*(45.8)%*
Capital Expenditure to Revenue	**1.8%**	1.6%	

* significant items of net $9.5 million gain relating to gain on sale of major properties and redundancy costs recorded in first half 2002

EBIT, before significant items, in the first half 2003 was $10.7 million below the prior comparable period due to the decline in consumer confidence, with CCA focusing on profitable sales execution (including changing wholesaler's programs) and cost reduction initiatives. The decline in consumer confidence has continued from the end of the World Cup in June 2002 and has adversely impacted the total beverage market in South Korea.

In response to lower economic growth, the major hypermarkets are currently undertaking, at their cost, heavy discounting on many consumer goods, including CCA's products. Also CCA has taken a new approach to wholesalers by eliminating the historical industry practice of month-end trade load of inventory at higher discount levels. The resultant reduction in wholesaler inventory levels is expected to result in improved overall pricing in the medium term, and better production and logistics workflow, but had a one-off adverse volume impact in first half 2003.

In local currency terms, revenue per case was down by 1% due to the weaker consumer environment, with the depreciation of the Won versus the Australian dollar (first half 2003 compared to first half 2002) resulting in reported revenue per case declining by 8.7%.

The EBIT margin of 7.1% in first half 2003 is consistent with the 2002 full year margin and reflects the significant cost reduction initiatives that have reduced the ongoing cost base of the business.

CCA continues to work with the South Korean unions to improve its competitive position through redeployment and improved productivity. The 2003 collective bargaining agreement has already been satisfactorily completed. Staff numbers were 2% lower in June 2003 than at the end of 2002.

Indonesia

	H1 2003	H1 2002	*Change*
Revenue from sales of beverages ($ million)	**164.1**	178.9	*(8.3)%*
Revenue per unit case	$4.09	$3.91	*4.6%*
Sales Volume (million unit cases)	40.1	45.8	*(12.4)%*
EBIT ($ million)	**5.0**	9.3	*(46.2)%*
EBIT Margin	**3.0%**	5.2%	*(2.2)pts*
Capital Expenditure to Revenue	**1.6%**	9.3%	

As expected, the difficult consumer environment and the January 2003 double-digit price increase resulted in volume and EBIT in first half 2003 being below prior year. EBIT fell by $4.3 million in the period against first half 2002.

The revenue decline in first half 2003 was predominantly in the traditional outlets with some growth recorded in the supermarket and wholesale channels. The decline in volume has been in all major carbonated soft drink brands and most major packages. The launch of Frestea and its national roll-out has been successful with revenue from ready-to-drink tea now representing 8.0% of Indonesia's total revenue (from 4.6% in first half 2002).

Revenue per case increased by 9.3%, in local currency terms, reflecting the January 2003 price increase partially offset by the higher mix of the Frestea brand, which has a lower revenue per case than carbonated soft drinks. Underlying cost inflation has also impacted the business resulting in a decline in margins in the first half.

ENDS

Directors' Report
Coca-Cola Amatil Limited

For the half year ended 27 June 2003

The Directors submit hereunder their Report on Coca-Cola Amatil Limited and its controlled entities (Group) for the half year ended 27 June 2003.

Directors

The names of the Directors of Coca-Cola Amatil Limited (Company or CCA) in office during the half year and until the date of this Report are –

David Michael Gonski, AO
Jillian Rosemary Broadbent, AO
James Elliott Chestnut
Terry James Davis
Michael Francis Ihlein
Wallace Macarthur King, AM
Henry Aaron Schimberg
Melvyn Keith Ward, AO

Review of operations

The Group's revenues from sales of beverages for the half year were $1,605.7 million compared with $1,612.3 million for the corresponding period in 2002. The Group's earnings before interest, tax and significant items for the half year was $216.2 million compared with $191.6 million for the corresponding period in 2002. The Group's net profit (before significant items) attributable to members of the Company for the half year was $109.5 million compared with $91.5 million for the corresponding period in 2002. There were no significant items (2002: net gain of $2.7 million) that affected the Group's net profit attributable to members of the Company for the half year.

Further details of the operations of the Group during the half year are set out in the attached financial report.

Rounding off

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Signed in accordance with a resolution of the Directors.

T.J. Davis

M.F. Ihlein

Sydney, 13th day of August 2003

Consolidated Statements of Financial Performance

Coca-Cola Amatil Limited

For the half year ended 27 June 2003

	Refer Note	**27 June 2003 $M**	28 June 2002 $M
Revenues from ordinary activities – before interest income			
Before significant items		**1,688.8**	1,659.2
Significant items		**–**	62.0
	2	**1,688.8**	1,721.2
Expenses from ordinary activities – before borrowing expenses			
Before significant items		**(1,472.6)**	(1,467.6)
Significant items		**–**	(61.8)
	3	**(1,472.6)**	(1,529.4)
Earnings before interest and tax			
Before significant items		**216.2**	191.6
Significant items		**–**	0.2
	5	**216.2**	191.8
Net borrowing expenses			
Borrowing expenses	3	**(65.8)**	(92.7)
Interest income	2	**9.2**	27.9
		(56.6)	(64.8)
Profit from ordinary activities before tax	2&3	**159.6**	127.0
Income tax expense from ordinary activities	4	**(50.4)**	(33.1)
Net profit		**109.2**	93.9
Net loss attributable to outside equity interests		**0.3**	0.3
Net profit attributable to members of Coca-Cola Amatil Limited	6	**109.5**	94.2
Adjustments recognised directly in equity			
Adjustment to retained profits upon adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		**(1.3)**	–
Net exchange difference on translation of financial statements of foreign controlled entities		**(213.2)**	17.2
Total adjustments attributable to members of Coca-Cola Amatil Limited recognised directly in equity		**(214.5)**	17.2
Total changes in equity other than those resulting from transactions with members of Coca-Cola Amatil Limited as owners	6	**(105.0)**	111.4
Earnings per share (EPS)		**¢**	¢
Basic EPS		**15.8**	13.7
Diluted EPS		**15.7**	13.6
Before significant items –			
Basic EPS		**15.8**	13.3
Diluted EPS		**15.7**	13.2

Consolidated Statements of Financial Position

Coca-Cola Amatil Limited

For the half year ended 27 June 2003

	Refer Note	**As at 27 June 2003 $M**	As at 31 Dec 2002 $M	As at 28 June 2002 $M
Current assets				
Cash assets		**180.7**	205.4	153.2
Receivables		**458.5**	501.5	466.3
Cross currency swap receivables relating to interest-bearing liabilities		**29.2**	82.3	–
Inventories		**471.4**	500.4	451.4
Prepayments		**73.3**	65.6	71.7
Total current assets		**1,213.1**	1,355.2	1,142.6
Non-current assets				
Receivables		**16.0**	22.8	23.9
Cross currency swap receivables relating to interest-bearing liabilities		**–**	28.8	85.8
Investments in securities		**187.7**	0.7	1.9
Investments in bottlers' agreements		**3,130.5**	3,252.1	3,197.3
Property, plant and equipment		**1,129.9**	1,228.8	1,436.2
Intangibles		**5.3**	4.6	6.5
Prepayments		**18.2**	17.2	22.0
Future income tax benefits		**43.5**	40.7	30.1
Total non-current assets		**4,531.1**	4,595.7	4,803.7
Total assets		**5,744.2**	5,950.9	5,946.3
Current liabilities				
Payables		**331.3**	349.2	294.5
Interest-bearing liabilities		**495.7**	459.7	299.1
Provision for current income tax		**94.3**	100.8	60.6
Provision for employee benefits		**48.2**	46.5	46.1
Accrued charges		**219.3**	269.6	222.8
Total current liabilities		**1,188.8**	1,225.8	923.1
Non-current liabilities				
Interest-bearing liabilities		**1,337.6**	1,335.4	1,715.8
Provision for deferred income tax		**90.6**	93.9	103.5
Provision for employee benefits		**81.6**	80.6	80.1
Total non-current liabilities		**1,509.8**	1,509.9	1,899.4
Total liabilities		**2,698.6**	2,735.7	2,822.5
Net assets		**3,045.6**	3,215.2	3,123.8
Equity				
Contributed equity	7	**1,611.4**	1,601.6	1,588.4
Reserves		**(261.0)**	(47.8)	(76.4)
Retained profits	6	**1,681.5**	1,646.1	1,587.8
Equity attributable to members of Coca-Cola Amatil Limited	6	**3,031.9**	3,199.9	3,099.8
Outside equity interests in controlled entities				
Contributed equity		**3.6**	3.6	4.8
Reserves		**(8.6)**	(7.3)	(9.2)
Retained profits		**18.7**	19.0	28.4
Total outside equity interests in controlled entities		**13.7**	15.3	24.0
Total equity		**3,045.6**	3,215.2	3,123.8

Consolidated Statements of Cash Flows

Coca-Cola Amatil Limited

For the half year ended 27 June 2003

	Refer Note	27 June 2003 $M	28 June 2002 $M
Inflows (outflows)			
Cash flows from operating activities			
Receipts from customers		**1,700.3**	1,686.6
Payments to suppliers and employees		**(1,486.8)**	(1,407.7)
Interest received		**8.8**	39.2
Interest and other borrowing expenses paid		**(64.1)**	(104.2)
Income tax paid		**(61.4)**	(34.0)
Net cash flows from operating activities		**96.8**	179.9
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		**32.9**	14.0
Payments for –			
additions of investments in securities		**(149.3)**	–
additions of property, plant and equipment		**(55.3)**	(39.1)
additions of other non-current assets		**(7.5)**	–
Net cash flows used in investing activities		**(179.2)**	(25.1)
Cash flows from financing activities			
Proceeds from issue of shares		**4.8**	11.2
Proceeds from borrowings		**271.5**	849.0
Borrowings repaid		**(128.0)**	(1,145.4)
Dividends paid		**(67.8)**	(32.2)
Net cash flows from (used) in financing activities		**80.5**	(317.4)
Net decrease in cash held		**(1.9)**	(162.6)
Cash held at the beginning of the half year		**194.5**	259.5
Exchange rate adjustments to cash held at the beginning of the half year		**(16.3)**	0.6
Cash held at the end of the half year	10	**176.3**	97.5

Notes to the Consolidated Financial Statements
Coca-Cola Amatil Limited

For the half year ended 27 June 2003

1. Basis of Financial Report Preparation

This half year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 1029 "Interim Financial Reporting", and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half year financial report does not include all notes of the type normally included within the annual financial report. As a result it should be read in conjunction with the 31 December 2002 annual financial report of CCA together with any public announcements made by CCA during the half year ended 27 June 2003.

a) Historical cost

This half year financial report has been prepared on the basis of historical cost, except for freehold and leasehold land and buildings which are carried at fair value.

b) Changes in accounting policies

The accounting policies adopted in the preparation of the half year report are consistent with those applied and disclosed in the 2002 annual financial report except for the following –

Employee Benefits

The Group has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. The provision for employee benefits was previously based upon remuneration rates applicable as at the date of recognition of the liability. As required by the revised standard, the provision for employee benefits measurement is now based upon the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits by $1.3 million and increase employee benefit liabilities at the beginning of the year by $1.7 million. As well, current year profits have decreased by $0.3 million due to an increase in employee benefits expense.

	27 June 2003 $M	28 June 2002 $M
2. Revenues from Ordinary Activities		
Sales of beverages	**1,605.7**	1,612.3
Other revenue		
From operating activities		
Sales of materials	**37.8**	34.7
Rendering of services	**2.3**	2.9
Rental and other trading revenue	**5.2**	3.4
From non-operating activities		
Proceeds from sale of –		
major South Korean properties	**–**	62.0
other property, plant and equipment	**37.8**	5.9
Total revenues – before interest income	**1,688.8**	1,721.2
Interest income	**9.2**	27.9
Total revenues	**1,698.0**	1,749.1
Significant items included in total revenues		
Proceeds from sale of major South Korean properties	**–**	62.0

3. Profit from Ordinary Activities

Profit from ordinary activities before tax has been arrived at after including –

	27 June 2003 $M	28 June 2002 $M
a) Expenses		
Cost of goods sold	**922.4**	950.3
Selling	**248.1**	247.8
Warehousing and distribution	**155.3**	153.1
Administration and other	**146.8**	131.4
Investing	**–**	46.8
Total expenses – before borrowing expenses	**1,472.6**	1,529.4
Borrowing expenses		
Interest expense	**65.1**	94.8
Other borrowing (gains) expenses	**0.7**	(2.1)
Total borrowing expenses	**65.8**	92.7
Total expenses	**1,538.4**	1,622.1
b) Significant items included in total expenses		
Redundancy and restructuring expenses	**–**	15.0
Carrying amount including related costs of major South Korean properties sold[1]	**–**	46.8
	–	61.8

1 This amount is categorised as investing expenses above.

	27 June 2003 $M	28 June 2002 $M
3. Profit from Ordinary Activities continued		
c) Other items		
Amortisation expense		
Goodwill	**0.5**	0.7
Trade marks	**0.3**	0.2
Total amortisation expense	**0.8**	0.9
Depreciation expense		
Buildings	**4.5**	5.4
Plant and equipment	**66.7**	75.8
Total depreciation expense	**71.2**	81.2
Bad and doubtful debts expense		
Trade debtors	**0.5**	1.2
Other debtors	**(0.5)**	–
Total bad and doubtful debts expense	**–**	1.2
Rentals – operating leases	**19.0**	21.8
Defined benefit superannuation plan expenses	**21.1**	19.4
Employee Share Plan expenses	**2.5**	2.5
Foreign exchange gains	**5.0**	6.4
Write down of inventories to net realisable value	**1.0**	0.2
Write down of investments to recoverable amount	**0.1**	–
(Profit) loss from sale of –		
major South Korean properties[1]	**–**	(15.2)
other property, plant and equipment	**1.0**	1.8

1 This amount is derived from significant items included in total revenues and expenses from ordinary activities.

	27 June 2003 $M	28 June 2002 $M
4. Income Tax Expense from Ordinary Activities		
The prima facie income tax expense reconciles to income tax provided as follows –		
Prima facie income tax expense on profit from ordinary activities at the Australian rate of 30%	**47.9**	38.1
Tax effect of permanent differences –		
Non-allowable expenses	**1.8**	1.9
Investment incentives	**(7.7)**	(14.4)
Other items	**4.4**	0.2
Overseas tax rates differential	**0.7**	0.8
Overseas withholding tax	**4.2**	5.3
Amounts not recorded in future income tax benefits	**2.1**	4.0
Amounts over provided in prior years	**(3.0)**	(2.8)
Income tax expense from ordinary activities	**50.4**	33.1
Income tax expense comprises –		
Amount provided for current income tax	**54.7**	29.3
Current movement in future income tax benefits	**(1.2)**	(0.9)
Current movement in provision for deferred income tax	**(3.1)**	4.7
	50.4	33.1
Income tax benefit on significant items included in income tax expense from ordinary activities	**-**	2.5

Coca-Cola Amatil Limited and its wholly owned Australian controlled entities have conducted a high level assessment of the implications of the tax consolidation legislation. The assessment reveals that adoption of the legislation will have no material adverse impact on the consolidated Group. A decision has been reached to enter into the tax consolidation regime. The timing of the adoption has not been decided as at the date of this Report.

For the half year ended 27 June 2003

5. Financial Reporting by Geographic Segments

	Revenue from sales of beverages		**Other revenue**		**Significant items**		**Total revenues**	
	27 June 2003 $M	28 June 2002 $M	**27 June 2003 $M**	28 June 2002 $M	**27 June 2003 $M**	28 June 2002 $M	**27 June 2003 $M**	28 June 2002 $M
Australia	**871.1**	817.4	**4.1**	7.0	**-**	–	**875.2**	824.4
Oceania[1]	**234.7**	183.9	**1.6**	1.2	**-**	–	**236.3**	185.1
South Korea	**335.8**	432.1	**38.3**	4.2	**-**	62.0	**374.1**	498.3
Indonesia	**164.1**	178.9	**2.1**	1.2	**-**	–	**166.2**	180.1
Other[2]	**-**	–	**37.0**	33.3	**-**	–	**37.0**	33.3
CCA Group	**1,605.7**	1,612.3	**83.1**	46.9	**-**	62.0	**1,688.8**	1,721.2

	Earnings before interest, tax and significant items		**Significant items[3]**		**Segment result – earnings before interest and tax**	
	27 June 2003 $M	28 June 2002 $M	**27 June 2003 $M**	28 June 2002 $M	**27 June 2003 $M**	28 June 2002 $M
Australia	**162.5**	130.7	**-**	(6.3)	**162.5**	124.4
Oceania[1]	**38.5**	29.1	**-**	–	**38.5**	29.1
South Korea	**23.9**	34.6	**-**	9.5	**23.9**	44.1
Indonesia	**5.0**	9.3	**-**	–	**5.0**	9.3
Other[2]	**(13.7)**	(12.1)	**-**	(3.0)	**(13.7)**	(15.1)
CCA Group	**216.2**	191.6	**-**	0.2	**216.2**	191.8

	Assets		**Liabilities**		**Net assets**	
	27 June 2003 $M	28 June 2002 $M	**27 June 2003 $M**	28 June 2002 $M	**27 June 2003 $M**	28 June 2002 $M
Australia	**3,171.2**	3,181.2	**279.3**	275.1	**2,891.9**	2,906.1
Oceania[1]	**573.0**	560.6	**57.4**	43.9	**515.6**	516.7
South Korea	**1,012.7**	1,332.0	**137.5**	172.7	**875.2**	1,159.3
Indonesia	**495.5**	546.3	**101.1**	91.0	**394.4**	455.3
Other[2]	**237.1**	55.9	**93.5**	41.5	**143.6**	14.4
Total segments	**5,489.5**	5,676.0	**668.8**	624.2	**4,820.7**	5,051.8
Assets and liabilities excluded from above [4]	**254.7**	270.3	**2,029.8**	2,198.3	**(1,775.1)**	(1,928.0)
CCA Group	**5,744.2**	5,946.3	**2,698.6**	2,822.5	**3,045.6**	3,123.8

	Depreciation and amortisation expense		**Other non-cash expenses**		**Additions and acquisitions of non-current assets[5]**	
	27 June 2003 $M	28 June 2002 $M	**27 June 2003 $M**	28 June 2002 $M	**27 June 2003 $M**	28 June 2002 $M
Australia	**34.7**	40.5	**18.5**	9.5	**40.6**	9.3
Oceania[1]	**9.7**	10.9	**2.3**	1.3	**10.0**	6.3
South Korea	**16.4**	19.2	**8.9**	15.3	**5.9**	7.0
Indonesia	**10.2**	10.1	**6.0**	5.8	**2.6**	16.3
Other[2]	**1.0**	1.4	**1.5**	1.4	**187.1**	0.2
CCA Group	**72.0**	82.1	**37.2**	33.3	**246.2**	39.1

1 The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.

2 "Other" includes corporate and unallocated.

3 Significant items include the following –

	2002 $M
Profit from sale of major South Korean properties	*15.2*
Redundancy and restructuring expenses	*(15.0)*
	0.2

4 Assets and liabilities shown against each segment exclude future income tax benefits, tax provisions and assets and liabilities which relate to the Group's financing activity.

5 Non-current assets comprise investments in securities, investments in bottlers' agreements and property, plant and equipment for this disclosure.

The Group operates in one business segment being the beverage industry within which it manufactures, distributes and markets carbonated soft drinks, mineral

	Refer Note	27 June 2003 $M	28 June 2002 $M

6. Retained Profits and Equity Attributable to Members of Coca-Cola Amatil Limited

	Refer Note	27 June 2003 $M	28 June 2002 $M
Retained profits			
Balance at the beginning of the half year		**1,646.1**	1,541.6
Net profit attributable to members of Coca-Cola Amatil Limited		**109.5**	94.2
Total available for appropriation		**1,755.6**	1,635.8
Dividends paid	8	**(72.8)**	(48.0)
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	1(b)	**(1.3)**	–
Closing balance at the end of the half year		**1,681.5**	1,587.8
Equity			
Balance at the beginning of the half year		**3,199.9**	3,009.1
Total changes in equity recognised in the Consolidated Statements of Financial Performance		**(105.0)**	111.4
Transactions with owners as owners –			
Contributed equity	7	**9.8**	27.3
Dividends paid	8	**(72.8)**	(48.0)
Closing balance at the end of the half year		**3,031.9**	3,099.8

7. Issues of Ordinary Shares During the Half Year

	27 June 2003 No.	28 June 2002 No.	27 June 2003 $M	28 June 2002 $M
Fully paid ordinary shares				
Balance at the beginning of the half year	**692,442,082**	684,287,903	**1,557.9**	1,517.4
Shares issued in respect of –				
Dividend Reinvestment Plan	**916,467**	2,924,653	**5.0**	16.1
Employee Share Plan	**288,341**	298,636	**1.6**	1.9
Executive Option Plan	**811,300**	2,381,350	**3.2**	9.3
Total movement	**2,016,108**	5,604,639	**9.8**	27.3
Closing balance	**694,458,190**	689,892,542	**1,567.7**	1,544.7
Fully paid non-participating shares	**43,650,755**	43,650,755	**43.7**	43.7
Total contributed equity			**1,611.4**	1,588.4

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders (subject to a maximum of 50,000 shares per beneficial holder) with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 5% from market price at time of issue. Market price is the average price of a specified ten-day period prior to issue.

The last date of Election Notices under this Plan is 29 August 2003.

	27 June 2003 ¢	27 June 2003 $M	28 June 2002 ¢	28 June 2002 $M
8. Dividends				
Final dividend paid in respect of prior financial year (franked to 50%)	**10.5**	**72.8**	7.0	48.0

Subsequent to the end of the half year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	10.0	5.0	69.9	30 September 2003

The unfranked portion of the September 2003 dividend will be paid from the Company's foreign dividend account and will not attract dividend withholding tax.

	27 June 2003 $	28 June 2002 $
9. Net Tangible Asset Backing		
Net tangible asset backing per ordinary share	**4.36**	4.48

	27 June 2003 $M	28 June 2002 $M
10. Statements of Cash Flows		
Non-cash investing and financing activities		
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	**5.0**	16.1
Part consideration for sale of properties –		
Other debtors (amount to be received post balance date)	**4.9**	53.9
Consideration for purchase of Neverfail Springwater Limited shares –		
Other creditors (amount to be paid post balance date)	**(37.8)**	–
	(27.9)	70.0
Reconciliation of Cash		
Cash assets	**29.3**	80.6
Deposits at call	**151.4**	72.6
Call deposits (included in loans)	**–**	(54.0)
Bank overdrafts	**(4.4)**	(1.7)
	176.3	97.5

	As at 27 June 2003 $M	As at 31 Dec 2002 $M
11. Contingent Assets and Liabilities		
Contingent liabilities existed at the end of the half year in respect of –		
Termination payments under service agreements	**10.4**	11.3
Other guarantees	**1.0**	0.5
	11.4	11.8

The Australian Taxation Office (ATO), in February 2003, advised CCA that it intended to issue an amended assessment relating to a transaction that was part of the June 1998 demerger of the Company's European businesses. The ATO asserted that a capital gain arose in an offshore subsidiary of CCA as a result of the transaction or that the general anti-avoidance provisions (Part IVA) apply.

CCA has obtained extensive legal, tax and accounting advice and regards its tax treatment of the transaction as correct.

It is estimated that the amended assessment, if ultimately upheld, will result in additional primary company tax in the range of $40M to $50M plus penalties and interest. As at the date of this report neither the amended assessment nor any quantification of penalties and interest has been received.

Due to the present uncertainty regarding this matter the Directors consider that a provision is not required.

12. Subsequent Events

Parit Proprietary Limited trading as Peats Ridge (Peats Ridge)

CCA completed the acquisition of the business assets of Peats Ridge on 18 July 2003. This acquisition provides CCA with an entry into the bulk packaged still water (greater than 3 litres) segment; a water segment representing 14% of total water sales in Australia (including the home office delivery market). Peats Ridge is the joint market leader in the bulk packaged water segment, with a 20% share of that segment. This acquisition increases CCA's water bottling capacity by over 50%, in time for the critical summer period later this year.

Neverfail Springwater Limited (Neverfail)

CCA's takeover offer of $2.35 per Neverfail share closed on 30 July 2003. At the close of the offer CCA had 90.03% of Neverfail's outstanding shares. CCA has proceeded to compulsory acquisition of the outstanding Neverfail shares. The Neverfail brands are intended to be sold to The Coca-Cola Company for approximately $30 million.

As a result of gaining control in July, Neverfail will be consolidated as part of the CCA Group from July 2003.

Berri Limited (Berri)

On 3 July 2003, CCA advised that it had approached the Australian Competition and Consumer Commission (ACCC) to seek a view on a possible acquisition of Berri by CCA. As part of its normal process, the ACCC advised that it wished to conduct market enquires to assist in its considerations and those enquires are continuing. Discussions with representatives of Berri have been continuing and at this time no agreement has been reached with respect to the acquisition of Berri by CCA.

Directors' Declaration
Coca-Cola Amatil Limited

The Directors declare that the consolidated financial statements and notes, set out on pages 12 to 22 –

a) are in accordance with the Corporations Act 2001; and
b) comply with Accounting Standards and the Corporations Regulations 2001; and
c) give a true and fair view of the consolidated entity's financial position as at 27 June 2003 and of its performance for the half year ended 27 June 2003; and
d) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

There are reasonable grounds to believe that the Company will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed.

This declaration is made in accordance with a resolution of the Directors pursuant to section 305 (5) of the Corporations Act 2001.

On behalf of the Directors

T.J. Davis

M.F. Ihlein

Sydney, 13th day of August 2003

Independent Review Report

Coca-Cola Amatil Limited

To the Members of Coca-Cola Amatil Limited

Scope

a) The Financial Report and Directors Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Coca-Cola Amatil Limited (the company) and the consolidated entity, for the period ended 27 June 2003. The consolidated entity comprises both the company and the entities it controlled during that period.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

b) Review Approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with The Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures descried, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Coca-Cola Amatil Limited is not in accordance with –

a) the Corporations Act 2001, including –
   (i) giving a true and fair view of the financial position of the consolidated entity at 27 June 2003 and of its performance for the period ended on that date; and
   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Graham Ezzy
Partner

Sydney, 13th August 2003